UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES REVISED FILING WITH ISRAELI COURT TO CONVENE A MEETING OF FINANCIAL AND CERTAIN OTHER CREDITORS FOR ARRANGEMENT WITH FINANCIAL CREDITORS AND SUCH OTHER CREDITORS

AT REQUEST OF MR. MOTI BEN-MOSHE, ARRANGEMENT CURRENTLY PROVIDES THAT ALL OUTSTANDING SHARES ARE TO BE TRANSFERRED TO BEN MOSHE, FOR NO CONSIDERATION, FROM THE EXISTING SHAREHOLDERS OR ARE TO BE ERASED AND NULLIFIED, FOR NO CONSIDERATION TO THE EXISTING SHAREHOLDERS

YAKUM, Israel, May 25, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it has filed a revised motion with the District Court of Lod, Israel to convene a meeting of its financial creditors (consisting of holders of the Company's bank debt and guaranteed bank debt and holders of its Series C Debentures) and various guaranteed creditors for the approval of a proposed debt reorganization and arrangement, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999.

Concurrently with the Arrangement, a company under control of Mr. Moti Ben Moshe would acquire from the Company's controlling shareholder, Alon Israel Oil Company Ltd., or Alon, (i) all of the outstanding shares of the Company held directly and indirectly by (approximately 72.21% of the Company's shares), (ii) the rights and the obligations of Alon, to a bridge loan of NIS 110 million extended to the Company by Alon and (iii) the rights and the obligations of Alon Israel Oil Company Ltd. in another loan subordinated to financial debt of NIS 60 million extended to the Company by Alon, in consideration for the payment of NIS 115 million ("Acquired Alon Assets").

Ben-Moshe has requested that the Arrangement be contingent upon receipt of an order by Court to the effect that at closing all of the outstanding share capital and all rights to the receipt or issuance of shares of the Company will either be (i) transferred to Ben Moshe, for no consideration, from the existing shareholders or (ii) be erased and nullified, for no consideration to the existing shareholders. Following closing of the Arrangement, Ben-Moshe would be the sole shareholder of the Company, and effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company.

The revised motion was filed following the Court's decision to approve the decision of the trustees of Mega Retail to sign an agreement with a subsidiary of Bitan Wines Ltd. for the acquisition of Mega Retail and convene meetings of creditors of Mega Retail to discuss and vote on the proposed sale agreement and debt arrangement with Mega Retail.

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The revised motion includes the following material changes from the original motion filed with the court:

-	As noted above, Ben-Moshe has requested that the Arrangement be contingent upon receipt of an order by Court to the effect that at closing all of the outstanding share capital of the Company and all rights to the receipt or issuance of shares will either be (i) transferred to Ben Moshe, for no consideration, from the existing shareholders or (ii) be erased and nullified, for no consideration to the existing shareholders, such that following closing, Ben Moshe will be the sole holder of all the outstanding shares of the Company, and effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company.

With regard to the nullification of the Company's shares for no consideration as described above, the Company's position is that it is highly likely that any alternative to the Arrangement will leave its shareholders with no economic value taking into account the Company's cash flow position and the value of its assets in a dissolution versus the amount of liabilities. During the short time that the Company (through its audit committee due to the personal interest of the Company's controlling shareholder) has considered this condition of Ben-Moshe, the Company has not reached a conclusion on this issue that the controlling shareholder will not be receiving any compensation for the Company shares component of Acquired Alon Assets. The Company will continue to examine this issue and present its conclusions after further review to the Court.

-	The Arrangement is no longer contingent on reaching a parallel arrangement of creditors of Mega Retail concurrently with the acquisition of Mega Retail by Ben Moshe or the Company or the arrangement of the relationship between the Company and Mega Retail and does not contemplate the holding of meeting of shareholders to vote on the Arrangement;

-	The Arrangement also contemplates the arrangement of debts of the Company's guaranteed creditors (debts of the Company by virtue of guarantees or indemnification undertakings made by the Company in favor of creditors to secure the debts of Mega Retail towards such creditors, consisting of suppliers of Mega Retail and credit insurers of suppliers of Mega Retail who received guarantees or indemnification from the Company) as well as the debts of the Company's financial creditors;

-	In lieu of the NIS 300 million deposit which was intended to secure early debt repayment, a sum of NIS 100 million will be designated for early debt repayment of the financial debt and guaranteed debt to occur within 6 months of the closing date; and

-	Payments to guaranteed creditors (including banks) will be deposited in a designated account which will accrue interest at the rate charged by the relevant bank plus 1% and will secure the payment due to such creditors. Payments would be transferred to the guaranteed creditors upon the earlier of (i) distribution of all liquidation proceeds of Mega Retail and (ii) elapse of 12 months from the date of closing (if any guaranteed creditor receives liquidation proceeds of Mega Retail within 12 months of closing, a pro rata portion of such proceeds that relates to debt secured by guarantees or indemnification undertakings made by the Company in favor of such guaranteed creditor is to be returned to the Company).

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As part of the Arrangement, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $238.1 million) into the Company, of which up to NIS 200 million can be designated to settle mutual claims between the Company and the trustees for Mega Retail or acquire Mega Retail at the discretion of the Company.

The Closing of the Arrangement is contingent upon, among others, the following: (i) approval of the financial creditors and guaranteed creditors at the creditors meeting, (ii) approval of the Israeli court following convening of the meeting described above, (iii) receipt of agreed upon third party approvals for effectuating a change of control in the Company, and (iv) the transfer of the acquired assets free and clear of any liens. The deadline for satisfying the closing conditions is July 31, 2016, subject to extension.

The Company has requested the court to grant it a grace period in order that it not be required to make any payments until closing other than ongoing payments and payments essential for the continued operation of the Company as a going-concern , such as to employees, service providers, and consumers of gift certificates at stores.

More information regarding the contemplated arrangement, timetable and closing conditions is set forth in a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s financial creditors and guaranteed creditors or that all the closing conditions for the Arrangement will be satisfied.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale – the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; failure to satisfy the NYSE requirements for continued listing; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 25, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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